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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(Cusip Number)

Thomas E. Rutledge
Ogden Newell & Welch PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 115637-10-0

1.	Name of Reporting Person: W.L. Lyons Brown, Jr.		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 731,782

		8.	Shared Voting Power: 13,194,649

		9.	Sole Dispositive Power: 731,782

		10.	Shared Dispositive Power: 13,194,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,926,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 48.2%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
Brown-Forman Corporation Class A Common Stock 850 Dixie Highway Louisville, Kentucky 40210

Item 2.	Identity and Background
a) Name: W.L. Lyons Brown, Jr.

b) Principal Business address:
501 Fourth Street
Hilliard-Lyons Center
Louisville, Kentucky 40202

c) United States Ambassador to Austria; Retired Chairman and Chief Executive Officer of the issuer, Brown-Forman Corporation.

d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Please see description of share exchange transaction set forth under Item 4 below.

Item 4.	Purpose of Transaction
On May 3, 2002, a trust to which the undersigned serves as an advisor entered into a share exchange agreement with a beneficiary thereof pursuant to which the beneficiary surrendered 160,000 shares of Brown-Forman Corporation Class A (voting) common stock, receiving Class B (non-voting) common stock in return. The change in beneficial ownership resulting from that exchange was less than a 1% change from the ownership reported on the last amendment to Schedule 13D.

The undersigned, with certain others identified below, serves as a member of the Advisory Committee to a trust from which, on August 30, 2002, 700,000 shares of Brown-Forman Corporation Class A common stock were transferred (pursuant to the trustee's power to encroach) to the direct ownership of the trust beneficiary and subsequently contributed to a partnership. On September 9, 2002, a further 876,017 shares of Brown-Forman Corporation Class A Common Stock were transferred (pursuant to the trustee's power to encroach) to a partnership controlled by that beneficiary. These transfers divested the undersigned of beneficial ownership of those shares, but beneficial ownership was reacquired upon the receipt of general partner units in those partnerships.

Item 5.	Interest in Securities of the Issuer
The amount of shares beneficially owned by the undersigned as of the date set forth below is as follows:

		Aggregate	Percent
		Number	of Class

(a)	Beneficially Owned	13,926,431	48.2%

(b)	Sole Voting Power	731,782
	Shared Voting Power	13,194,649
	Sole Disposition Power	731,782
	Shared Disposition Power	13,194,649

(c)	In the sixty days prior to January 1, 2003, Ambassador Brown made gifts of 3,575 shares of Class A Common Stock (December 16, 2002).

(d)	The undersigned, as a member of the Advisory Committee to a certain trust, with two other Advisory Committee members, shares voting and disposal powers over the Brown-Forman Corporation Class A common stock held thereby, being in excess of 5% of the class. Those other advisors are Owsley Brown Frazier, 4938 Brownsboro Road, Suite 200, Louisville, Kentucky 40222, retired, former Vice Chairman of Brown-Forman Corporation, and Dace B. Stubbs, 135 Sago Palm Road, Vero Beach, Florida 32963, private investor and director of Brown-Forman Corporation. The undersigned is a member of the Advisory Committee to another trust and, with two other Advisory Committee members, share voting and dispositional powers over the Brown-Forman Corporation Class A common stock held thereby, being in excess of 5% of the class. Those other advisors are Owsley Brown II, Chairman and Chief Executive Officer of Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, and Ina B. Bond, private investor and director of Brown-Forman Corporation, 8215 West Highway 42, Goshen, Kentucky 40026. Other persons have the right to receive income from the trusts holding Brown-Forman Corporation Class A common stock, as to which stock the undersigned has shared voting power. The following person is sole income beneficiary of these trusts which holds more than 5% of the outstanding shares of such Class A common stock: Sarah S. Brown.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

Date: February 14, 2003

By:	/s/ Michael B. Crutcher
Name:	W.L. Lyons Brown, Jr., by
Title:	Michael B. Crutcher, Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

LIMITED POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS: That I, W. L. Lyons Brown, Jr., of Louisville, Kentucky, do hereby make and appoint Michael B. Crutcher, of Louisville, Kentucky, as my true and lawful attorney-in-fact for the limited purpose of executing on my behalf and in my name, place and stead any Form 4, Form 5, Schedule 13G or other form promulgated by the United States Securities & Exchange Commission, which I am required by law or regulation to execute. This limited power shall remain in effect until specifically revoked by me.

     IN TESTIMONY WHEREOF, I have set my hand this 4th day of October, 1994.

/s/ W. L. Lyons Brown, Jr. W. L. Lyons Brown, Jr.

COMMONWEALTH OF KENTUCKY COUNTY OF JEFFERSON	} } }

I, a Notary Public in and for the State and County aforesaid, do hereby certify that the foregoing instrument of writing was this day produced before me by W. L. Lyons Brown, Jr., who subscribed and acknowledged the same to be his act and deed.

/s/ Wanda L. Welch Notary Public

My Commission Expires: June 22, 1996